SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 1)


                                 MAREX.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   566536 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Mary P. McConnell
                              Genmar Holdings, Inc.
                                 2900 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                                 (612) 339-7600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 26, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 5 Pages)



NY2:\1038539\03\M9CB03!.DOC\47650.0013

--------------------------------------------------------                                ---------------------
CUSIP No. 566536 10 8                                               13D                   Page 2 of 5 Pages
--------------------------------------------------------                                ---------------------
---------- --------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSON

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           GENMAR HOLDINGS, INC.

           IRS NO. 41-1778106
---------- --------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      |_| (a)

                                                                                                  |_| (b)
---------- --------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
---------- --------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

           |_|
---------- --------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           STATE OF DELAWARE
--------------------------------------------------- --------- -----------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH      7         SOLE VOTING POWER
              REPORTING PERSON WITH
                                                              1,824,534 shares
                                                    --------- -----------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              0
                                                    --------- -----------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              3,091,183 shares
                                                    --------- -----------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              0
---------- --------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

            1,824,534 shares
---------- --------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                      |X|
---------- --------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.90%
---------- --------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
---------- --------------------------------------------------------------------------------------------------


This Amendment No. 1 ("Amendment No. 1") amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D") filed on May 5, 2000 by Genmar Holdings, Inc. ("Genmar") with respect to its beneficial ownership of Common Stock, par value $.01 per share (the "Common Stock"), of Marex.com, Inc. (the "Issuer").



ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed on behalf of Genmar Holdings, Inc., a Delaware corporation, whose principal business is the manufacture and sale of recreational power boats. Genmar's principal office is located at 2900 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402. All of Genmar's executive officers and directors are U.S citizens. Their names, business addresses and principal occupations are listed on Exhibit A hereto.

During the last five years, neither Genmar nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Issuer and Genmar entered into a Strategic Relationship Agreement, dated as of April 26, 2000, under which Genmar will utilize certain electronic commerce systems to be developed and operated by the Issuer. In connection with the Strategic Relationship Agreement, the Issuer entered into a Warrant Agreement (the "Warrant Agreement"), dated as of April 26, 2000, under which the Issuer has issued to Genmar warrants (the "Warrants") to purchase up to an aggregate of 2,937,337 shares of the Issuer's Common Stock. One Warrant exercisable for 1,442,081 shares of Common Stock was issued on April 26, 2000, and a second Warrant exercisable for 1,495,256 shares of Common Stock was issued on April 26, 2001. Under the Warrant Agreement, Genmar may not exercise Warrants for any shares of Common Stock that would result in Genmar holding in excess of 19.9% of the Issuer's currently outstanding Common Stock.



ITEM  5.  INTEREST IN SECURITIES OF ISSUER.

(a) As of the date hereof, Genmar owns of record and beneficially 20,000 shares of the Issuer's Preferred Stock, and Warrants to purchase up to 2,937,337 shares of the Issuer's Common Stock.

Genmar may be deemed to beneficially own 153,846 shares of Common Stock into which the Preferred Shares are currently convertible. Both the number of shares of Common Stock into which shares of Preferred Stock are convertible and the conversion price are subject to adjustment. Upon the completion by the Issuer of an underwritten offering meeting certain criteria, all outstanding shares of Preferred Stock will convert automatically into shares of Common Stock.

In addition, Genmar may be deemed to beneficially own up to 1,824,534 shares of Common Stock for which the Warrants are currently exercisable under the terms of the Warrant Agreement. As of April 26, 2001, assuming conversion of the Preferred Shares and exercise of the Warrants for 2,937,337 shares of Common Stock, Genmar would hold 29.6% of the Issuer's currently outstanding Common Stock. Under the Warrant Agreement, however, Genmar may exercise the Warrants only if such exercise does not result in Genmar holding in excess of 19.9% of the Issuer's Common Stock. Therefore, Genmar disclaims beneficial ownership of 1,112,803 shares of Common Stock that would not be issuable under the Warrants as of April 26, 2001, due to the ownership restriction contained in the Warrant Agreement.

The Warrants expire on the earlier of (a) February 14, 2005, (b) three years from the consummation of an underwritten public offering of the Issuer's Common Stock meeting certain criteria and (c) 30 days from the termination of the Strategic Relationship Agreement. The number of shares of Common Stock underlying the Warrants and the initial price at which Genmar may exercise the Warrants shall be adjusted upon the occurrence of certain events in accordance with a formula. The Warrant Agreement grants to Genmar certain registration rights with respect to the Common Stock underlying the Warrants.

To the best knowledge of Genmar, no other party named in Item 2 owns any of the Issuer's Common Stock.

(b) Genmar has the sole power to vote and the sole power to dispose of all shares of Common Stock beneficially owned by it.

(c) No person named in paragraph (a) above has effected a transaction in the Issuer's securities during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e) Not applicable.



ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A - List of Executive Officers and Directors


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                      April 30, 2001

                                      GENMAR HOLDINGS, INC.

                                      By: /s/ Roger R. Cloutier II
                                          -------------------------------------
                                          Name: Roger R. Cloutier II
                                          Title: Executive Vice President and
                                                 Chief Financial Officer


                                       4